VolitionRx Limited

1 Scotts Road

#24-05 Shaw Centre

Singapore 228208

September 16, 2015

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Suzanne Hayes

Re:

VolitionRx Limited.

Registration Statement on Form S-3 (File No. 333- 206781)

Acceleration Request

Requested Date:

September 18, 2015

Requested Time:

5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), VolitionRx Limited, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions regarding this acceleration request, please do not hesitate to contact Marc G. Alcser, an attorney with the Company’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4136 or via email at malcser@sycr.com.

Sincerely,

VOLITIONRX LIMITED

/s/ Rodney Rootsaert

Rodney Rootsaert

Secretary

cc:

VolitionRx Limited

Cameron Reynolds, Chief Executive Officer

Stradling Yocca Carlson & Rauth, P.C.

Marc G. Alcser, Esq.

Roy Fox, Esq.